Filed by The South Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: The South Financial Group, Inc.
(Commission File No. 0-15083)

The following communications were disseminated today by The South Financial Group, Inc. and are filed herewith pursuant to Rule 425 under the Securities Act of 1933.

FORWARD-LOOKING STATEMENTS

This filing, which includes communications made available to employees of The South Financial Group, Inc. (TSFG), contains forward-looking statements about TSFG and the proposed transaction between TSFG and The Toronto-Dominion Bank (TD). There are several factors – many beyond TSFG’s control – that could cause actual results to differ significantly from expectations described in the forward-looking statements. Among these factors are the receipt of necessary regulatory approvals and the approval of TSFG’s shareholders. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them to reflect changes that occur after that date.  For a discussion of factors that may cause actual results to differ from expectations, refer to TSFG’s Quarterly Report on Form    10-Q for the quarter ended March 31, 2010, and Annual Report on Form 10-K for the year ended December 31, 2009, including information incorporated into TSFG’s 10-K from its 2009 annual report, filed with the Securities and Exchange Commission (the “SEC”) and available on the SEC’s website at www.sec.gov.

MORE INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

The proposed merger will be submitted to TSFG shareholders for their consideration. TD will file with the SEC a registration statement on Form F-4 that will include a proxy statement of TSFG that also constitutes a prospectus of TD.  TSFG will mail the proxy statement-prospectus to its shareholders.  You may obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC’s website (www.sec.gov). You may also obtain free copies of these documents by contacting TSFG, as follows:  Investor Relations, Attn: Brian Wildrick, 104 South Main Street, Poinsett Plaza - 6th Floor, Greenville, SC 29601.

TSFG shareholders and other investors are urged to read the final proxy statement-prospectus when it becomes available because it will describe the proposed merger and contain other important information.

TSFG, TD, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about TSFG’s directors and executive officers and their ownership of TSFG common stock is contained in the definitive proxy statement for TSFG’s 2010 annual meeting of shareholders, as filed by TSFG with the SEC on Schedule 14A on April 7, 2010.  Information regarding TD’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the SEC on December 3, 2009 and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the SEC on February 25, 2010. The proxy statement-prospectus for the proposed merger will provide more information about participants in the solicitation of proxies from TSFG shareholders.

MEMORANDUM

TO:                 Team Members

FROM:           Lynn Harton

DATE:            June 4, 2010

SUBJECT:   “ONE” Message – Joining Forces with TD Bank

The past couple of weeks have certainly been exciting!  Following up from our announcement on May 17th and the all-employee call that afternoon, I thought it would be good to recap the key employee and customer messages of related to the announcement.

First, what has happened, and what can we expect to happen over the coming weeks?  As you know, we have agreed to be acquired by TD Bank, America’s Most Convenient Bank.  I’ll talk more in a minute about what that means from a business perspective, but first a few logistics.  The agreement has been announced, but it is subject to regulatory approval, the approval of shareholders and other conditions.  If these approvals are obtained and conditions met, the actual closing will occur sometime in the third quarter of 2010.  Until that time, we continue to operate and do business completely independently, as we are independent companies today.  We will set up a transition committee to create plans for the integration of the companies, but no actions to integrate the companies will or can be taken until the closing.  After closing, TSFG will continue to operate under its own brands until system conversion, which would likely be sometime in mid-2011, although that schedule has not been set at this time.  Upon system conversion, our name will change, and we will become fully integrated into TD Bank.

Next, why is this a good thing for our customers and employees?  For several reasons, the merger will be very positive for these groups.  I could not be more excited about the opportunities this combination brings, and I hope you will share my excitement!  On Tuesday and Wednesday following the announcement, Ed Clark, CEO of TD, and Bharat Masrani, CEO of TD Bank, America’s Most Convenient Bank, were here in Greenville meeting with employees, board members, the media, and customers.  Their message was powerful , and I’d like to share it with you, as follows:

-          Strength and Stability

▪         TD is one of the strongest, most secure financial institutions in the world.  The Company has a 154-year history of success, nearly $600 billion in assets, a market capitalization of over $60 billion, and is one of the very few banks in North America to have retained an Aaa financial rating from Moody’s during the financial crisis.  Post closing, our customers and employees will be part of an organization with tremendous strength and a long-term view.

-          Customer Service as a Foundation

▪         TD is well-known for delivering legendary customer service as part of their true differentiation in the market place.  You will hear more about the “WOW!” culture as we come together.  I promise you will love what you hear, and our customers will love it as well.  Our own brand has been built on a high quality service culture – but now we will have stronger training, TD’s extensive banking product suite, and improved branding to help support us as we deliver.

-          “Plain Talk” Transparency and a Commitment to Employees

▪         Multiple times during the past weeks I heard (and saw demonstrated) Ed and Bharat’s commitment to plain talk (in their words, transparency), where difficult news travels first, and problems are dealt with proactively, in a context of reality.  You have our joint commitment that we will continue to share all information about the transaction as quickly as we can, and as straightforwardly as we can, and that our ongoing business decisions and strategies will be logical, rational, clear and straightforward.

-          Local

▪         Even though they are a large organization, TD understands that all banking is personal and that banking services are delivered locally.  The whole core of TD’s service culture is built around the customer first – in other words, “what does the customer want” – as opposed to a more traditional bank model of “what does the bank have that they want to sell to the customer.”  This model demands local delivery, local relationships, and local community support and involvement.  Importantly, it is entirely consistent with our brand and our belief system.

-          Growth

▪         This is a growth story, not a typical cost cutting story.  Will there be some costs cut as the integration is executed? Yes, of course – but the primary reason that TD is interested in our company is to use our team and franchise to grow in the Southeast.  TD is a growth company – it has been the only one of the major US banks to have actually grown its loan portfolio each quarter during the crisis.  The company built 33 new stores (branches) during 2009, will build approximately 32 new stores in 2010, and has announced plans to build as many as 50 in 2011.  Their organic growth, driven by their unique service delivery model, is second to none.  This message and execution of a growth strategy will be exciting for both our customers and our employees.  As we have essentially no overlap in our markets and stores, the message is clearly that we will be delivering great service, with improved products and support, through the same employees to our customers and prospects.

So, last of all, what should you do now?  I understand that the prospective combination with TD involves change, and that change, even if positive as in this case, is difficult.  I realize that some of you may feel some anxiety as a result of anticipating change.  The first thing that you should do is to fight those feelings – keep a steady hand, and don’t overreact.  There are many questions yet to be answered and we will address them directly and communicate them quickly.

Secondly, don’t be distracted.  Human nature would cause us to want to spend time and energy talking about what might happen, positive or negative, with the result of taking our eye off the ball – that is, our customer.  Rather than spend idle time wondering about things that haven’t been decided, take renewed energy into serving our customers, providing them the services and advice they need, and winning new customers from other banks.  We have a bright future and a great story as a company – let’s go to market and win!